Mail Stop 6010

							September 13, 2005


Daniel Greenleaf
President and Chief Executive Officer
Vioquest Pharmaceuticals, Inc.
7 Deer Park Drive, Suite E
Monmouth Junction, New Jersey 08852

Re:	Revised Proxy Statement on Schedule 14A
    	File No. 0-16686
	Filed September 7, 2005

Dear Mr. Greenleaf:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should amend your proxy statement.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Schedule 14A

Selected Historical Financial Data, page 60

1. We note your revised disclosure in response to our prior comment number five. A key component of this requirement is that this per share information be provided on a historical and pro forma basis in a comparative format. We also note that you removed the book value information. Please revise this presentation to include the book value per share information and the EPS information on a historical basis and on a pro forma basis in a format that facilitates comparison.


Pro Forma Financial Information, page 68

(1) Description of Transaction and Basis of Presentation, page 73

2. We note your response to our prior comment number six. We note that in the fourth paragraph on page 73, you state that "there is sufficient value in Greenwich`s technology." Please revise your disclosure to more adequately address how you determined this "sufficient value" related to this technology. Include a discussion of the amount determined in connection with the preliminary discounted cash flow referenced in your response. Also include any significant assumptions that you made in arriving at this determination and what factors may cause this preliminary determination to differ from your final determination.

*	*	*

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tabatha Akins at (202) 551-3658 or James Atkinson, Accounting Branch Chief at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Song P. Brandon at (202) 551-3621, John Krug at (202) 551-3862or me at (202) 551-3710 with any other questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director


cc:	Christopher J. Melsha, Esq.
	Kristen J. Wilcox, Esq.
	Maslon Edelman Borman & Brand, LLP
	3300 Wells Fargo Center
	90 South Seventh Street
	Minneapolis, Minnesota 55401



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